Sportsman’s Warehouse Holdings, Inc.

7035 South High Tech Drive

Midvale, Utah 84047

April 14, 2014

VIA EDGAR

Mara Ransom

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Request for Effectiveness for

Sportsman’s Warehouse Holdings, Inc.

Registration Statement on Form S-1

File No. 333-194421

Dear Ms. Ransom:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Sportsman’s Warehouse Holdings, Inc. (the “Registrant”) hereby respectfully requests that the effectiveness of the above-referenced Registration Statement be accelerated to 4:00 p.m. Eastern Time, on April 16, 2014, or as soon thereafter as practicable.

The Registrant acknowledges that:

•	should the United States Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing of the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (801) 566-6681.

Very truly yours,

Sportsman’s Warehouse Holdings, Inc.

By:	/s/ Kevan P. Talbot
	Name:	Kevan P. Talbot
	Title:	Chief Financial Officer and Secretary